Filed by VPC Impact Acquisition Holdings III, Inc. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings III, Inc. (File No. 001-40161)

Transcript

Benzinga SPACs Attack

Jason Wilk, CEO of Dave

November 10, 2021

Chris Katje:

Awesome. Well, joining us on SPACs Attack, another exclusive interview here. We have Jason Wilk, the CEO of Dave. Company is merging with VPC Impact Acquisition Holdings III. Current ticker VPCC. Upon merger completion that new ticker will be DAVE. D-A-V-E. Jason, welcome to SPACs Attack.

Jason Wilk:

Hey Chris. Great to be here. Thanks for having me.

Chris Katje:

Of course. All right, well, let’s dive into questions. One of the first things we always like to know here on SPACs Attack is why the decision to go public via SPAC merger and was a traditional IPO also considered by your company?

Jason Wilk:

The decision for us was quite easy. We had the most preeminent FinTech investor on the planet, Tiger Global, that offered us $150 million PIPE if we were to go down the public route. This is pre us even having a sponsor, and so when you have somebody of that magnitude give you that kind of confidence going into what was, at the time, a very weak pipe market that gave us all the confidence we need to want to go for the public markets.

Jason Wilk:

We knew we had the money. We knew we had a valuation that was validated by one of the best in the business. And we went out to find our preferred SPAC sponsor, which was also an easy choice with Victory Park, who was a longtime debt investor in the company and equity investor. They’ve known the business since before I even started it, and they also are now a repeat SPAC successful sponsor with Bakkt, which is, I think, up 300% right now.

Chris Katje:

Definitely. All right, so some people out there may not know what Dave is all about so let’s dive in and hear more about this company. So Dave has a mission of creating financial opportunity that advances America’s collective potential. Break that down for us, Jason. What does that mean and why is that mission so important to the company?

Jason Wilk:

More simply said, we’re just out here to level the financial playing field for the everyday American. Customers are getting hit with $30 overdraft fees at their bank still, which is crazy. $30 billion a year spent on overdraft fees for everyday customers, mostly affecting people who are low to middle income. And we just think that that’s just not fair.

Jason Wilk:

Everyone knows that feeling of going to get a cup of coffee and then seeing that $34 charge from your bank. And Dave’s the first company ever to just eliminate that. And we decided that instead of hitting people with these crazy fees, we’re just going to be the bank that spots you that hundred bucks for free to go buy those everyday essentials without dinging you and putting you into debt.

Jason Wilk:

That innovation alone, which we’ve seen other challenger banks try to emulate, we really changed an industry and we’re going to continue doing that with other products in the space. The amount of interest and fees that Americans are paying right now, it’s about 300 billion a year in short-term credit fees and interest payments, which is about 13% of the average income of a middle class American.

Chris Katje:

Perfect. So Dave launched Dave Banking in December 2020. Has over 1.3 million members already. Talk to us about this number. Is this ahead of where you guys thought you would be Jason or is this right on path?

Jason Wilk:

We had a wait list for a couple of years. Banking was our number one most requested feature. So just to give a little history of the business, when we started in 2017, the product was just a way for people to connect their existing bank account, we would alert you about upcoming bills and then we would spot you a hundred bucks if your account’s at risk of going negative.

Jason Wilk:

Our customers loved that product so much, they wanted us to launch our own banking product, and that’s what rolled out last year. So Dave Banking, which is now the flagship feature of the company, this is the future of the business, and it’s going incredibly well, and it’s satisfying all the demands of our customers. And we’re doubling down on all of our features next year.

Chris Katje:

Traditional banking’s been around for a long time and you’re trying to disrupt that market a little bit in this David versus Goliath battle. And of course the company name Dave. So talk to us a little bit about how David can beat Goliath in banking.

Jason Wilk:

When it comes to the major banks, we think that there’s a few major advantages to our strategy. One is speed of innovation. These big banks are moving incredibly slow. Dave is able to build products quickly with either ourselves or through these partner products. We don’t have the huge compliance departments and the hundreds of thousands of employees at these major banks. The second one is around cost. I mean, we think that because of the huge, bloated, infrastructure of the banks, that’s the main reason why they’re charging these $34 overdraft fees and $15 minimum balance fees. They can’t profitably serve the average American customer without those. But with Dave being a data and software driven company, we have over 11 million registered customers with just over 200 employees, and that cost structure and advantage there leads to better prices for consumers, which we think is going to just deliver this incredible moat that the banks are not going to be able to come after.

Chris Katje:

Along with some of these banking features, another product offered by Dave is Side Hustle. So we hear a lot about the gig economy, people getting a second job to do some gig economy things, or just as another source of income. Talk to us about Side Hustle and how Dave is helping empower people in the gig economy.

Jason Wilk:

We saw two major gaps for the customers that we were serving. One, they typically have a lower credit score, and so we include a free credit building membership with Dave Banking that helps you build credit by just paying your bills on time. So if you pay your cell phone bill on time, that can finally help you build your credit, which is pretty amazing.

Jason Wilk:

The second one was Side Hustle, which we found that our customers, their living paycheck to paycheck. For the most part, the majority of Americans live paycheck to paycheck, so there’s nothing wrong with that, but we wanted to help members put more money in their pocket and we saw an opportunity in our data that quite a few members were discovering these gig economy jobs like Uber and Lyft, but with the explosion of gig economy, with all these different grocery deliveries and at home surveys and at home work, we decided to launch our own job board, exclusively dedicated to helping people make more money on the side.

Jason Wilk:

That’s been a huge hit with over three million applications submitted. And we can see in our data how much money our customers are making off these gigs, and it’s in the hundreds of millions of dollars we’ve put back in our members’ pockets. So all that combined really goes back to that leveling the financial playing field for everyone to get this great experience and not pay the crazy cost that you and I are not paying at a traditional bank.

Chris Katje:

Awesome. So as Dave adds new customers and also adds out some of these new platforms and segments, you’re seeing the average revenue per user go up. Talk to us a little bit why it’s important to keep adding additional services and increase the average revenue per user along the way.

Jason Wilk:

We’re so early in our life from an ARPU perspective. I mean, really we today have a very basic banking feature where you have a debit card, you can send a check, you can pay a bill. And then we obviously have our innovative extra cash product, which really eliminates overdraft by putting more money back in your pocket. But the opportunity set in front of us to deliver more value for consumers with more choice across the board, from investing to protecting, the landscape, is wide open to continue to grow ARPU. And especially with that status I shared at the beginning of the call, $300 billion a year that the average Americans are paying in short term credit fees, and we haven’t even cracked into short term credit yet. So we think that the opportunity set is massive here to get this ARPU up significantly.

Chris Katje:

Talk to us just about the overall TAM, the total addressable market size for some of the segment that the company operates in and also may be headed in the future.

Jason Wilk:

We look at our audience at about 150 million Americans who are unable to set aside $400 for an emergency. And that’s the customer who is having a clearly a difficult experience with their bank, because they’re not to safely save, they’re paying a significant portion of their income to interest and fees, and we think by helping to eradicate that through speed of innovation, cost of products, that putting more money back in people’s pockets will create more opportunity for these folks and getting them access to more financial products.

Jason Wilk:

The average customer who’s banking at a community bank, they don’t have access to great investing tools, advice. They’re most likely paying too high of insurance costs and they’re paying too high of interest on their credit card and fees. So that’s really where we see a lot of the upcoming value being delivered to our members. And that’s all stuff that’s not even in the product today, and we still have a hell of a 2020 with $122 million in revenue alone, also while being incredibly helpful to our members. So we think we’re really well positioned to be in a great space and we could not be more excited to be a public company. We’ve grown this fast and have this much revenue with only raising 60 million of equity capital, which is pretty astounding, and so when we have the chance now to have several hundred million dollars of capital plus the public markets behind us, we think there’s just great opportunity for the business.

Chris Katje:

Along those lines of what’s to come, what’s ahead, which is something investors will want to know once you’re a public company, we have a slide talking about some of the future opportunities. So we’ve got savings, social investing, and protecting. Can you just talk a little bit about some of these new areas that Dave plans on entering and why investors should be so excited for these particular segments?

Jason Wilk:

Yeah, well, as said, we really today have a very basic banking product, and so the fact that we don’t happen to have a savings account yet, that’s our most requested feature. And so when we talk about savings and social, we want to really deliver a savings experience that can really help our members save. The average customer, as we said, cannot save $400, and so we really want to tap into the community to help members hit the goals that they otherwise may not be able to hit on their own. And that innovation, we think, will be very unique to banking and is what we have coming up next. From there, we can’t talk about the exact roadmap, but we are seriously looking at things like investing and protecting, but haven’t aligned on exactly which one yet.

Chris Katje:

Awesome. Then above that slide there, it mentions M&A. So going public, you’re going to have more access to capital. Talk to us a little bit. M&A, is that going to be something to expand in existing areas, into new verticals, or a combination of both going forward?

Jason Wilk:

I think it would be a combination of both. You look at great opportunities out there, I’m good friends with Dan over at Metromile, they’ve built a heck of a business, but consolidation in the market is inevitable for great companies that want to add more feature sets. So that’s certainly one area. They have their own insurance brokerage and there’s a lot of value there and tons of data. So I can totally see why that acquisition transpired.

Jason Wilk:

I think it’s a combination of, one, just getting access to more talent. It’s a super-hot talent market right now for FinTech, so consolidation around feature sets and just getting more people into the business, I think are top of mind for us.

Chris Katje:

One of the things mentioned in the press release and the presentation was Dave’s commitment to community. So having pledged over 13 million meals to Feeding America since launch, talk to us about this mission and why it’s important to give back to the community for Dave.

Jason Wilk:

Community is a big part of our strategy at the company. We think that getting customers to one, interact with their community through Dave so that they’re sharing their Dave experience with others. 30% of our customer acquisition is actually from word of mouth, and so making sure we are getting that great community network effect is pretty significant for us.

Jason Wilk:

In addition to that, we wanted to help our members who are potentially in a tough financial spot to able to give back to their community and give them the opportunity to do so. And so specifically with our extra cash product, we don’t charge any mandatory fees. We ask customers when we give them that $100 or $200 to go buy gas or groceries without charging those crazy $34 overdraft costs, we let customers pay what they think is fair for that, and that comes in the form of a tip between zero and 15%. It’s often not a very big tip, but for every percent somebody does give us, we pledge a meal to Feeding America and that helps our business, but it also helps our customers feel good about giving back to others when they are also in a time of need.

Chris Katje:

Awesome. And then you mentioned 2020 revenue of $122 million, up 60%, and the financial projections from 2018 to 2023 compounded annual growth of 98%. Can you talk to us a little bit how is this broken down in terms of organic growth from existing business lines and then from growth of some of those new areas that Dave plans to enter in the coming years.

Jason Wilk:

This is primarily driven by our core businesses. So banking and Extra Cash. And we’re not factoring in a lot of additional products here in the financial projection. Again, it just goes back to we think that the growth potential here is significant with our ability to go and build the brand and build a household name with the capital that we’re going to be bringing in. The amount of customers we’ve acquired so far with such a little amount of money, we have almost every dollar we’ve ever raised in the bank still and have achieved this level of success and scale.

Jason Wilk:

So that’s what gives us the comfort that the outer years are going to continuously bear a lot of fruit as more people start to trust that digital banking is something they can really trust with their primary financial paycheck. And we’re still in the very early days of that for all players in the industry, but we are going to cross a threshold soon because the premium experience we can deliver to customers at the affordable cost compared to these major banks is going to continue to be unprecedented compared to these legacy guys. And so I’m very excited to disrupt the space.

Mitch Hoch:

All right, I’m going to go ahead and jump in here with some of my own questions. So one of the things to answer, I mean, I just got to state it as easy as possible, so how do you guys generate revenue?

Jason Wilk:

So one of the main ways we generate revenue, which we love, is through interchange fees. So every time our customer takes their Dave debit card and goes and buys gas, we are getting paid from that merchant one to one and a half percent of every card swipe. So we’re making money at the same time that user that’s swiping that card, right now we’re offering Dave customers cash back every time they swipe their card. So our customer’s getting a discount and Dave is actually getting paid for that transaction. So it’s sort of a business model that aligns itself very well with our numbers. The second one is around Extra Cash. We make money in two ways there similar to Venmo and Cash App. If you want the money instantly put on your debit card, we have an instant transaction fee for that. And then additionally, we have the tip model, which both those fees are completely optional. So again, it speaks to this business model that is very on the side of the customer, but at the same time, we’re generating meaningful revenue just because of the sheer scale that we’ve got in the business.

Mitch Hoch:

All right. So the next question I want to get into is about, of course, Extra Cash. One thing is I was at one point like a college student and we always are just counting our pennies when we’re in college. And so one of the things that you run into a lot is that sometimes you need just some extra cash, right? It may not be a massive amount. It could be something small. It could be $50, $20, but just to get us through to the next paycheck. So one of the products that you guys have, Extra Cash, does something very similar to this. I mean, it gives you up to $200 for those extra cash without the fees. So explain me a little bit more of this product and how someone let’s say a college student or how you guys put in there, I like the reference to hipster. So explain me this how this works, Jason.

Jason Wilk:

Yeah. I mean, this product was really born out of my own personal gripes with banking. I mean, I was a guy in college who forgot about my water and power bill or forgot about some upcoming expense and then all of a sudden my account is negative five bucks and my bank just screwed me with a $34 charge.

So that was incredibly frustrating. And so when I looked around the industry in 2016 when we’re going to build Dave, obviously the big banks are hurting people with these huge fees, but our competition, these neobanks that were out there in market, their approach to overdraft was to just decline your transaction and to say you can’t afford this transaction. We’re not going to charge you a fee, but you also can’t buy it. And I also thought that was incredibly unfair for people who are trying to get into a better financial situation.

Jason Wilk:

So what we did and what the innovation that Dave realized was that overdraft is actually an amazing thing. It’s just that people hate the fees. I mean, who wouldn’t want to have extra cash to go get gas or groceries when you run out? And so that’s really where the innovation came for the product to say, hey, we’re going to give you this money for free. We know you’re good for it because our data engine tells us that you have some money coming into your account in the future. And so we think the risk is pretty low and we’re going to just extend the money and then we’re going to let you figure out what you think is fair to pay. So when we help you get home from work or helped you get to that job interview, is that worth zero to you? Is that worth 50 cents? Is that worth a couple bucks? And it turns out that that works really well. And that’s the innovation that Dave really spearheaded in this market.

Mitch Hoch:

Yeah, definitely. I think it’s something that a lot of us, especially when we’re just trying to get off of our feet could definitely use and it’s great to have access to. So the next question I have comes a little bit of mix something that I wanted to ask also from the chat, we love pulling from the chat here. So N. Cal in the chat also Mark M talking about it. What about cryptocurrency? How could this be implemented into the future growth of the platform and what’s up next, Jason?

Jason Wilk:

Yeah, it’s hard to ignore. I mean, we’ve had Mark Cuban has been on our board of directors for the last five years and he’s been pounding the table for years for us to engage with crypto. And for us, it’s just about the right timing. And so it’s certainly something that we look at on a daily basis and there’s many facets to crypto from just overall investing, to defi interest, to cross border remittance. And we got to figure out what’s the right thing for us and our customers what they’re really looking for. But it’s certainly on our radar and we’re taking it seriously.

Mitch Hoch:

All right. The last question I have is of course, you mentioned a part of this, the credit building features that are now being added to it. Can we continue to see growth here for kind of credit building features?

Jason Wilk:

Yeah, I think we like the idea to help people build their credit, but ultimately with Extra Cash, we already are helping people just get more money in their pockets in an unsecured way. And so again, while we see a lot of the challenger bank competition all moving towards secured credit cards, I’ve never loved secured credit just because it ties people’s money up, you’ve got deposits and it doesn’t move the needle nearly as much as if you’re actually using unsecured. And so we logged and leveraged the data that we’ve got. We’ve actually issued 35 million Extra Cash advances to people since we started the company. So that wealth of information we think gives us a huge data advantage to actually use for doing greater amounts of credit.

Mitch Hoch:

Yeah, definitely. I know in an environment where let’s say, especially a user probably that is using Dave going through it, looking at their paycheck, trying to get a little earlier, needs some extra cash, excellent way to help them, I mean, credit building is definitely going to help them and teach them to get to that next level. Bringing Chris back, we got some questions also from the chat. Chris, do you want to knock one out here?

Chris Katje:

Yeah. We had a lot of questions about crypto. So Jason, thanks for answering that. We got a question here from the chat from Mark and we talk about a lot of companies that go public via SPAC and Mark’s comment is about several fintechs that have gone public via SPAC that have fallen since the merger completion. So the question is how is Dave differentiated from Payoneer, Money Lion, Katapult, PaySafe? So what gives you strong validation that Dave is going to be a good company going forward for investors if you care to comment on that.

Jason Wilk:

Yeah. So look from FinTech, I mean, there’s been some sector issues obviously surrounding insuretech, which I think has dragged some of those companies down, has been some challenges around scale and just economics in general. I think what really sets Dave apart from the companies that were mentioned is that we are leveling that financial playing field for our members. And we’ve built a consumer brand that primarily is growing largely organically to our customers. And with that deep product focus, I think to be that go-to bank for customers in this country that really has their back and really helps them deliver that premium, affordable experience that they’re not getting from their traditional bank is why people should invest in this company. There are still 150 million bank customers who are living paycheck to paycheck, they’re overpaying on fees. And as I said, I think we’re very early days in the people really willing to switch over to their primary financial relationship over to this company. I think that-

Chris Katje:

Perfect. Oh, go ahead. Sorry, Jason.

Jason Wilk:

What’s also unique about Dave is that we’re also in the early days of helping customers sort of get back on their feet. And now it’s about creating that financial opportunity. And the competition that was just mentioned seems to be really anchoring themselves only to just keeping people really on their feet. And that’s very different from what we’re doing.

Chris Katje:

Thank you for the honesty. That was a great question there and a great response, Jason. So we thank you for your time today. So joining us on SPACs Attack again, guys, Jason Wilk, the CEO of Dave. Company merging with VPC Impact Acquisition Holdings III, current ticker VPCC, and upon merger closed, the new ticker will of course be D-A-V-E as in Dave. Jason, thanks so much for your time today.

Jason Wilk:

Thanks.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the Proposed Business Combination, a Registration Statement on Form S-4 (the “Form S-4”) has been filed by VPC Impact Acquisition Holdings III, Inc. (“VPCC”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 includes a proxy statement to be distributed to holders of VPCC’s common stock in connection with VPCC’s solicitation for proxies for the vote by VPCC’s stockholders in connection with VPCC’s proposed business combination (the “Proposed Business Combination”) with Dave Inc. (“Dave”) and other matters as described in the Form S-4, as well as a prospectus of VPCC relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other investment decision in respect of the Proposed Business Combination. VPCC and Dave urge investors, stockholders and other interested persons to read the preliminary proxy statement/prospectus included in the Form S-4 and, when available, the amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the Proposed Business Combination, as these materials will contain important information about VPCC, Dave, and the Proposed Business Combination. After the Form S-4has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to VPCC’s stockholders as of a record date to be established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by emailing vih3info@victoryparkcapital.com or by directing a request to VPCC’s Secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation.

This communication does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom, and otherwise in accordance with applicable law.

Participants in the Solicitation.

VPCC, Dave and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VPCC’s stockholders in connection with the Proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of VPCC’s stockholders in connection with the Proposed Business Combination is set forth in the proxy statement/prospectus for the Proposed Business Combination contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the Proposed Business Combination when available. Information concerning the interests of VPCC’s and Dave’s participants in the solicitation, which may, in some cases, be different than those of VPCC’s and Dave’s equity holders generally, is also set forth in the proxy statement/prospectus relating to the Proposed Business Combination contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the Proposed Business Combination when available.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. VPCC and Dave’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Dave’s and VPCC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions and such differences may be material. Many actual events and circumstances are beyond the control of Dave and VPCC.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger dated June 7, 2021 (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against VPCC and Dave following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of the stockholders of VPCC, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Dave’s business and/or the ability of the parties to complete the Proposed Business Combination; (vi) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange or Nasdaq following the Proposed Business Combination; (vii) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (viii) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Dave to grow and manage growth profitably, and retain its key employees; (ix) costs related to the Proposed Business Combination; (x) changes in applicable laws or regulations; (xi) the possibility that Dave, or VPCC may be adversely affected by other economic, business, and/or competitive factors; (xii) and those factors discussed in VPCC’s final prospectus filed with the SEC on March 8, 2021 under the heading “Risk Factors” and the Form S-4 under the heading “Risk Factors” and other documents of VPCC filed, or to be filed, with the SEC. If any of these risks materialize or VPCC’s or Dave’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither VPCC nor Dave presently know or that VPCC and Dave currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VPCC’s and Dave’s expectations, plans or forecasts of future events and views as of the date of this communication. All subsequent written and oral forward-looking statements concerning VPCC or Dave, the transactions described herein or other matters and attributable to VPCC, Dave or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of VPCC and Dave expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Contacts

Dave

Media

press@dave.com

Investors

DaveIR@icrinc.com

VPC Impact Acquisition Holdings III, Inc.

Media

Jordan Niezelski, Edelman

jordan.niezelski@edelman.com

860.833.2947

Investors

vih3info@victoryparkcapital.com